Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (“Theratechnologies”, “we” or the “Company”)

2015 Peel Street

Suite 1100

Montréal, Québec

Canada H3A 1T8

ITEM 2 - DATE OF MATERIAL CHANGE

July 2, 2025

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued by the Company on July 2, 2025 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR+ website at www.sedarplus.ca and on the EDGAR website at www.sec.gov/edgar.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On July 2, 2025, the Company announced that it had entered into a binding arrangement agreement with CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC (“Future Pak”), a privately held contract manufacturer, packager and distributor of pharmaceutical and nutraceutical products, whereby the Purchaser will acquire all the issued and outstanding common shares of the Company for US$3.01 per share in cash plus one contingent value right (“CVR”) per share for additional aggregate cash payments of up to US$1.19 per CVR if certain milestones are achieved (the “Transaction”).

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

On July 2, 2025, the Company announced that it had entered into a binding arrangement agreement with the Purchaser, an affiliate of Future Pak, a privately held contract manufacturer, packager and distributor of pharmaceutical and nutraceutical products, whereby the Purchaser will acquire all the issued and outstanding common shares of the Company for US$3.01 per share in cash plus one CVR per share for additional aggregate cash payments of up to US$1.19 per CVR if certain milestones as described below are achieved.

The arrangement agreement is the result of the sale process previously announced by the Company that was led by a special committee of independent directors of the Company (the “Special Committee”).

Theratechnologies’ Board of Directors, having received the unanimous recommendation of the Special Committee, has unanimously determined that the Transaction is in the best interests of the Company and is fair to its shareholders (other than those shareholders whose votes are required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)), and unanimously recommends that the Company’s shareholders approve the Transaction.

Each of Barclays Capital Inc., as exclusive financial advisor to the Company and the Special Committee, and Raymond James Ltd., retained to provide independent financial advisory services to the Special Committee, has provided a fairness opinion to the Board of Directors and the Special Committee to the effect that, as at July 2, 2025, and based upon and subject to the assumptions, limitations and qualifications stated therein, the consideration to be received by shareholders pursuant to the Transaction is fair, from a financial point of view, to the shareholders of the Company.

Pursuant to the Transaction, the Purchaser will acquire all the issued and outstanding common shares of the Company for US$3.01 per share in cash plus one CVR per share, which will entitle the holder thereof to additional aggregate cash payments of up to US$1.19 per CVR, if the following Company milestones are achieved, subject to a maximum aggregate payment of US$65 million to all holders of CVRs:

•

for the 12-month period ending on each of the 12-, 24- and 36- month anniversaries of the closing of the Transaction, if the EGRIFTA franchise gross profit for such 12-month period surpasses US$40 million, 50% of the profits surpassing such figure will be distributed pro rata to CVR holders within 45 days of the end of each such 12-month period;

•

if the cumulative EGRIFTA franchise gross profit during the 36-month period following the closing of the Transaction exceeds US$150 million, a one-time payment of US$10 million will be distributed pro rata to CVR holders within 30 business days of the achievement of such milestone; and

•

if the cumulative gross profit from the EGRIFTA and Trogarzo franchises during the 36-month period following the closing of the Transaction exceeds US$250 million, a one-time payment of US$15 million will be distributed pro rata to CVR holders within 30 business days of the achievement of such milestone.

In each of the above instances, should the relevant milestones not be met, then no additional consideration will be payable to the holders of CVRs in relation to such milestone.

The holders of exchangeable subscription receipts (“Subscription Receipts”) and deferred share units (“DSUs”) will receive the cash consideration per share plus one CVR for each Subscription Receipt or DSU held. The holders of “in the money” options to acquire common shares (“Options”) and share appreciation rights (“SARs”) will receive an amount by which the cash consideration exceeds the exercise price of the Options or SARs, plus one CVR for each Option or SAR held. Each “out of the money” Option and SAR outstanding with an exercise price greater than the cash consideration will be entitled to a portion of the value of a CVR, which portion shall be equal to the amount by which the cash consideration plus the value of such whole CVR exceeds the exercise price of such Option or SAR. Holders of warrants to purchase common shares (“Warrants”) will receive the amount by which the cash consideration exceeds the exercise price of the Warrants, multiplied by one quarter, plus one CVR for every four warrants held.

Each CVR will be a direct obligation of the Purchaser. The CVRs will not be listed on any market or exchange, and may not be sold, assigned, transferred, pledged or encumbered in any manner, other than in limited circumstances to be described in the CVR agreement to be entered into at closing of the Transaction, a form of which is included in the arrangement agreement. The CVRs will not represent any equity or ownership interest in the Company, the Purchaser, Future Pak or any affiliate thereof (or any other person) and will not be represented by any certificates or other instruments. The CVRs will not have any voting or dividend rights, and no interest will accrue on any amounts payable on the CVRs to any holder thereof.

The Transaction will be implemented by way of a plan of arrangement under the Business Corporations Act (Québec) and is expected to close during the Company’s fourth quarter ending November 30, 2025, subject to customary closing conditions, including the receipt of required shareholder approval and the approval of the Superior Court of Québec.

The Transaction will be funded by Future Pak through a combination of debt financing and cash on hand. Future Pak has received a debt commitment letter from its lenders for a US$220 million credit facility. The debt financing is subject to limited conditions.

Required shareholder approval for the Transaction will consist of (i) at least 66 2⁄3% of the votes cast on the Transaction by holders of common shares at a special meeting of shareholders of the Company, and (ii) at least a majority of the votes cast on the Transaction by holders of common shares, excluding shares held by shareholders required to be excluded pursuant to MI 61-101, at such meeting.

Concurrently with the execution of the arrangement agreement, the Purchaser has entered into voting support agreements with members of senior management and all of the directors of the Company, together holding shares representing approximately 1.14% of the issued and outstanding common shares of the Company, pursuant to which they have agreed to vote all shares held by them in favour of the Transaction, subject to customary exceptions.

The arrangement agreement contains non-solicitation covenants on the part of the Company, subject to customary “fiduciary out” and “right to match” provisions. A termination fee of US$6 million would be payable by the Company to the Purchaser in certain circumstances, including in the context of a superior proposal supported by the Company. The Company would also be entitled to a reverse termination fee of US$12 million payable by the Purchaser to the Company if the Transaction is not completed in certain circumstances.

Following completion of the Transaction, the Company will become a privately held company, will apply to cease to be a reporting issuer under Canadian securities laws and will deregister its shares with the U.S. Securities and Exchange Commission. The common shares will no longer be publicly traded on the Toronto Stock Exchange and on the Nasdaq Capital Market.

Additional information regarding the Transaction will be included in an information circular that the Company will prepare, file and mail to its shareholders in advance of the special meeting to be held to consider and approve the Transaction. Copies of the arrangement agreement and the information circular will be available under the Company’s profile on SEDAR+ on www.sedarplus.ca and on EDGAR as an exhibit to the Schedule 13E-3 Transaction Statement to be filed by the Company at www.sec.gov.

Forward-Looking Information

This document contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this material change report include, but are not limited to: the proposed Transaction, including the proposed timing and various steps contemplated in respect of the Transaction; the anticipated benefits of the Transaction for the Company and its shareholders; shareholder and Court approvals; the anticipated timing of completion of the Transaction; the achievement of the CVR milestones and the payout of any additional amounts to holders of CVRs; statements relating to Future Pak’s financing; and other statements that are not historical facts.

Although the Forward-Looking Statements contained in this material change report are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: the possibility that the Transaction will not be completed on the terms and conditions or on the timing currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and Court approvals and other conditions to the closing of the Transaction or for other reasons; the failure of Future Pak to enter into a definitive agreement with respect to the debt financing; the failure to complete the Transaction which could negatively impact the price of the shares or otherwise affect the business of the Company; the dedication of significant resources to pursuing the Transaction and the restrictions imposed on the Company while the Transaction is pending; the uncertainty surrounding the Transaction that could adversely affect the Company’s retention of customers and business partners; the occurrence of a material adverse effect leading to the termination of the arrangement agreement; credit, market, currency, operational, commodity, geopolitical, liquidity and funding risks generally, including changes in economic conditions, interest rates or tax rates; and other risks inherent to the Company’s business and/or factors beyond its control which could have a material adverse effect on the Company or its ability to consummate the Transaction. For further details, please see the “Risk Factors” section of the Company’s Annual Information Form filed on Form 20-F dated February 26, 2025 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. The Company undertakes no obligation to update or revise the information contained in this material change report, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, General Counsel and Corporate Secretary of the Company at (438) 315-6607.

ITEM 9 - DATE OF REPORT

July 10, 2025.